UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

David’s Tea, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

238661102

(CUSIP Number)

December 31, 2015

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238661102		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer GP GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,304,306

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,304,306

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,304,306

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 13.8%

12.	Type of Reporting Person OO

CUSIP No. 238661102		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer GP Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,304,306

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,304,306

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,304,306

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 13.8%

12.	Type of Reporting Person PN

CUSIP No. 238661102		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer Fund I LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,653,155

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,653,155

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,653,155

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1%

12.	Type of Reporting Person PN

CUSIP No. 238661102		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer Fund I-B LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 566,063

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 566,063

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 566,063

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person PN

CUSIP No. 238661102		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Consumer Entrepreneurs’ Fund I LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 85,088

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 85,088

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,088

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person PN

CUSIP No. 238661102	13G

Item 1(a)	Name of Issuer David’s Tea, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices 5430 Ferrier, Mount-Royal A8 H4P 1M2, Quebec, Canada

Item 2(a)

Name of Person Filing
This statement is being filed by the following persons with respect to the shares (the “Shares”) of common stock (“Common Stock”) of the Issuer directly owned by Highland Consumer Fund I Limited Partnership (“Highland Consumer I”), Highland Consumer Fund 1-B Limited Partnership (“Highland Consumer IB”) and Highland Consumer Entrepreneurs’ Fund I, Limited Partnership (“Highland Consumer Entrepreneurs,” and together with Highland Consumer I and Highland Consumer IB, the “Highland Consumer Entities”).

(a) Highland Consumer GP Limited Partnership (HC LP), the general partner of the Highland Consumer Entities;

(b) Highland Consumer GP GP LLC (HC LLC), the general partner of HC LP;

(c) Highland Consumer I, which directly owns 2,653,155 Shares;

(d) Highland Consumer IB, which directly owns 566,063 Shares; and

(e) Highland Consumer Entrepreneurs, which directly owns 85,088 Shares.

HC LLC, HC LP, Highland Consumer I, Highland Consumer IB and Highland Consumer Entrepreneurs are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office The address of each of the reporting persons is: c/o Highland Consumer Partners Management Company LLC 20 William Street, Suite 115 Wellesley, Massachusetts 02481
Item 2(c)	Citizenship

	Highland Consumer I	Delaware
	Highland Consumer IB	Delaware
	Highland Consumer Entrepreneurs	Delaware
	HC LP	Delaware
	HC LLC	Delaware

Item 2(d)	Title of Class of Securities Common Stock

CUSIP No. 238661102			13G

Item 2(e)	CUSIP Number 238661102

Item 3			If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
For HC LLC:
	(a)	Amount beneficially owned: 3,304,306 shares of Common Stock
	(b)	Percent of class: 13.8%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 3,304,306
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 3,304,306

For HC LP:
	(a)	Amount beneficially owned: 3,304,306 shares of Common Stock
	(b)	Percent of class: 13.8%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 3,304,306
		(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 3,304,306

For Highland Consumer I:
(a)	Amount beneficially owned: 2,653,155 shares of Common Stock
(b)	Percent of class: 11.1%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 2,653,155
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 2,653,155

For Highland Consumer IB:
(a)	Amount beneficially owned: 566,063 shares of Common Stock
(b)	Percent of class: 2.4%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 566,063
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 566,063

For Highland Consumer Entrepreneurs:
(a)	Amount beneficially owned: 85,088 shares of Common Stock
(b)	Percent of class: 0.4%
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 85,088
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 85,088

Item 5	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

CUSIP No. 238661102	13G

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2016.

Highland Consumer Fund I Limited Partnership

By:	Highland Consumer GP Limited Partnership, its General Partner

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer Fund 1-B Limited Partnership

By:	Highland Consumer GP Limited Partnership, its General Partner

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer Entrepreneurs’ Fund I, Limited Partnership

By:	Highland Consumer GP Limited Partnership, its General Partner

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer GP Limited Partnership

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer GP GP LLC

	By:	/s/ Peter Cornetta
Managing General Partner

CUSIP No. 898202106

EXHIBIT I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Trupanion, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 16th day of February, 2016.

Highland Consumer Fund I Limited Partnership

By:	Highland Consumer GP Limited Partnership, its General Partner

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer Fund 1-B Limited Partnership

By:	Highland Consumer GP Limited Partnership, its General Partner

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer Entrepreneurs’ Fund I, Limited Partnership

By:	Highland Consumer GP Limited Partnership, its General Partner

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer GP Limited Partnership

By:	Highland Consumer GP GP LLC, its General Partner

	By:	/s/ Peter Cornetta
Managing General Partner

Highland Consumer GP GP LLC

	By:	/s/ Peter Cornetta
Managing General Partner